Exhibit 99.2

Regulatory Announcement

RNS Number:8355D
Wolseley PLC
07 October 2004

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that:

1.     Mr C A Banks, Group Chief Executive Officer, has today increased his shareholding in the company by 28,150 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him.

Director's	No. of options	Exercise price per	Total no. of	Date of
Name	exercised	share (in pence)	shares acquired	acquisition

Mr C. A. Banks	15,765	381.00	28,150	07.10.2004
	12,385	483.50

2.     Mr S P Webster, Group Finance Director, has today increased his shareholding in the company by 5,800 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and subsequently sold 11,000 of the shares issued to him at a price of 944.5p per share following the exercise.

Director's	No. of options	Exercise price per	Total no. of	Total no. of	Date of
Name	exercised	share (in pence)	shares acquired	shares sold	transaction

Mr S P Webster	16,800	433.00	5,800	11,000	07.10.2004

For further details:

Wolseley plc                                   0118 929 8700
M J White, Group Company Secretary & Counsel

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